Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Birks Group Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Birks Group Inc. of our report dated June 22, 2017 with respect to the consolidated balance sheets of Birks Group Inc. as of March 25, 2017 and March 26, 2016, and the related consolidated statements of operations, other comprehensive income (loss), stockholders’ equity and cash flows, for the years ended March 25, 2017, March 26, 2016 and March 28, 2015, which report appears in the March 25, 2017 Annual Report on Form 20-F of Birks Group Inc.

/s/ KPMG LLP*

June 23, 2017

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A125211	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of Independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.